EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64215 on Form S-3 of our report dated March 8, 2006, August 3, 2006 as to the effects of the restatement discussed in Note 24, (which expresses an unqualified opinion and includes explanatory paragraphs relating to PNM Resources, Inc.’s acquisition of TNP Enterprises, Inc in 2005, the adoption of Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, and the restatement discussed in Note 24), relating to the consolidated financial statements and financial statement schedule of Texas-New Mexico Power Company appearing in this Annual Report on Form 10-K/A of Texas-New Mexico Power Company for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
August 3, 2006